Third Quarter 2026 Financial Results & Corporate Update November 3, 2026 Exhibit 99.1

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; BioNTech’s expectations regarding the impact of changes to its manufacturing operations; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech's expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward- looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this presentation, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board, including identification and recruitment of successors; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. 2 An abbreviation directory of defined terms can be found at the end of the presentation. To be updated by Legal This Slide Presentation Includes Forward-Looking Statements

1 Progress Highlights Prof. Uğur Şahin, M.D., Co-Founder & Chief Executive Officer 2 Oncology Execution Prof. Özlem Türeci, M.D., Co-Founder & Chief Medical Officer 3 Financial Performance Ramón Zapata, Chief Financial Officer 3

Progress Highlights Prof. Uğur Şahin, M.D., Co-Founder & Chief Executive Officer 1 4

PROGRESS IN Q3

ONCOLOGY FOCUS IN 2026

1	**Late-Stage Acceleration** Key late-stage data readouts expected for first wave of oncology assets	Gotistobart clinical benefit validated in OS data presented at WCLC
2	**Combination Therapy Momentum** Pumitamig[1] + ADC combination to advance into registrational path	Pumitamig + TROP2 ADC[3] to be evaluated in global Phase 3 trial
3	**Modalities to Disease Areas** Transition to a focused disease area specific approach	Strong Pumitamig + B7H3 ADC[2] data presented at WCLC and ESMO



Partnered with 1. Bristol Myers Squibb; 2. DualityBio; 3. Phase 3 collaboration with Gilead.

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BIONTECH

Building a Multi-Product Company Across Tumor Focus Areas by 2030+

Targeting 17+ Late-Stage and Pivotal Trial Readouts Informing Multiple Launch Opportunities

Tumor Type		Incidence[1]	Assets	Late-Stage/Pivotal Trials	Expected Data Readouts[2]: 2026	2027	2028	2029	2030+
Lung	**1L NSCLC**	**400K**	Pumitamig[3]	ROSETTA Lung-02				●	
	Stage III unresectable NSCLC	**65K**	Pumitamig[3]	ROSETTA Lung-201					●
	1L NSCLC – PD-L1 ≥ 50%	**60K**	Pumitamig[3]	ROSETTA Lung-202					●
	2L+ sqNSCLC[1]	**55K**	Gotistobart[4]	PRESERVE-003	●				
	1L ES-SCLC	**80K**	Pumitamig[3]	ROSETTA Lung-01			●		
Breast	**1L TNBC** – all comers	**20K**	Pumitamig[3]	Phase 3 in China		●			
	1L TNBC – PD-L1-	**15K**	Pumitamig[3]	ROSETTA Breast-01[7,9]				●	
	2L+ HR+ BC[1] – HER2-low	**55K**	Trastuzumab pamirtecan[5]	DYNASTY Breast-02	●				
Genitourinary	**1L RCC**	**40K**	Pumitamig[3]	ROSETTA RCC-208[8]					●
	1L CRPC	**110K**	Elfetabart drozuntecan[5]	BNT324-03					●
Gastrointestinal	**1L MSS-CRC**	**230K**	Pumitamig[3]	ROSETTA CRC-203					●
	1L Gastric – HER2-neg, PD-L1+	**40K**	Pumitamig[3]	ROSETTA Gastric-204					●
	1L HCC	**25K**	Pumitamig[3]	ROSETTA HCC-206[8]					●
	Adj. PDAC	**30K**	Autogene cevumeran[6]	IMCODE003				●	
Gynecologic	**2L+ Endometrial**[1] – HER2-expressing	**10K**	Trastuzumab pamirtecan[5]	Single-arm Phase 2	●				
			Trastuzumab pamirtecan[5]	Fern-EC-01			●		
Additional Tumors	**1L HNSCC** – PD-L1 CPS ≥ 1, HPV16+	**50K**	BNT113	AHEAD-MERIT				●	

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb. 2026; incidence information for informational purposes only and not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved. 2. Expected data readouts may be from interim or final analyses, are event-driven and in some cases may not translate into commercial launches; Partnered with: 3. Bristol Myers Squibb; 4. OncoC4; 5. DualityBio; 6. Genentech, a member of the Roche group; 7. Phase 3 collaboration with Gilead; 8. Phase 1/2 trials; anticipated pivotal trials evaluating pumitamig in these tumor types are expected to readout after 2030. 9. Expected primary completion date to be updated after clinicaltrials.gov update.

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BIONTECH

Oncology Execution Prof. Özlem Türeci, M.D., Co-Founder & Chief Medical Officer 3 7

Tumor-type Focused Strategy to Address Significant Oncology Unmet Medical Needs 8 GastrointestinalBreastLung Genitourinary Gynecologic Additional Tumors Data presented at WCLC and ESMO validate clinical benefit of BioNTech’s product candidates across key tumor types

Unique Opportunity to Build a Diversified Lung Cancer Franchise

Pumitamig[1]



Bispecific antibody targeting PD-L1 and VEGF-A with next-gen IO backbone potential

Gotistobart[2]



TME-selective regulatory T cell-depleting antibody targeting CTLA-4

Elfetabart Drozuntecan[3]



Novel pan-tumor ADC targeting B7H3 with favorable safety profile

Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio.

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BIONTECH

Broadening BioNTech's Lung Cancer Coverage to Maximize Pipeline Potential

NSCLC

Resectable
Incidence[1]: 220K
- Pumitamig[2] + chemo IIT[6]

Stage III Unresectable
Incidence[1]: 65K
- Pumitamig[2] **ROSETTA LUNG-201**
- Pumitamig[2] + FixVac LuCa-MERIT-1

1L Metastatic
Incidence[1]: 400K
- Pumitamig[2] **ROSETTA LUNG-202**
- Pumitamig[2] + chemo **ROSETTA LUNG-02**
- Pumitamig[2] + ADCs Elfetabart drozuntecan[4], Sacituzumab drozuntecan[4], Beruzatatug pelitecan[5]

2L+ Metastatic
Incidence[1]: 230K
- Gotistobart[3] **PRESERVE-003** (sq)
- FixVac + Gotistobart[3]/ADCs LuCa-MERIT-1
- ADC monos Elfetabart drozuntecan[4], Sacituzumab drozuntecan[4], Beruzatatug pelitecan[5]

SCLC

1L Metastatic
Incidence[1]: 80K
- Pumitamig[2] + chemo **ROSETTA LUNG-01**

2L+ Metastatic
Incidence[1]: 35K
- ADC mono Elfetabart drozuntecan[4]

1L Metastatic / 2L+ Metastatic
- Pumitamig[2] + ADC (Elfetabart drozuntecan[4])
- Pumitamig[2] + TCE

Next Generation IO | Targeted Therapy | mRNA Immunotherapy | — Registrational Trials | - - - Phase 1/2 PoC Trials

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information for informational purposes only and not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved; Partnered with: 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio; 5. MediLink (BNT326/YL202); 6. Being conducted in China.

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BIONTECH

Gotistobart Phase 3 Data Show Nearly Doubled Median Overall Survival vs SoC 11 Gotistobart (n=45) Docetaxel (n=42) Median OS, mos. 10.0 HR 0.56 Partnered with: 1. OncoC4, 2. Data presented at WCLC 2026. Median OS was 18.5 months with gotistobart1 vs 10.0 months with docetaxel2 Gotistobart continues to show potential as chemotherapy-free treatment option in a hard-to-treat lung cancer setting Gotistobart reduced the risk of death by 44% vs. chemotherapy 25.4 month follow-up data from non-pivotal part of Phase 3 presented at WCLC 2026 Observed overall safety profile aligns with its previously established safety findings Pivotal Phase 3 in sqNSCLC ongoing with gotistobart monotherapy as chemo-free 2L+ treatment option First interim analysis of pivotal Phase 3 expected in 2026 Development Status Clinical Evidence

Broadening BioNTech's Lung Cancer Coverage to Maximize Pipeline Potential

	NSCLC				SCLC	
	Resectable	Stage III Unresectable	1L Metastatic	2L+ Metastatic	1L Metastatic	2L+ Metastatic
Incidence[1]	*220K*	*65K*	*400K*	*230K*	*80K*	*35K*

NSCLC – Resectable
- Pumitamig[2] + chemo IIT[6]

NSCLC – Stage III Unresectable
- Pumitamig[2] **ROSETTA LUNG-201**
- Pumitamig[2] + FixVac LuCa-MERIT-1

NSCLC – 1L Metastatic
- Pumitamig[2] **ROSETTA LUNG-202**
- Pumitamig[2] + chemo **ROSETTA LUNG-02**
- Pumitamig[2] + ADCs Elfetabart drozuntecan[4], Sacituzumab drozuntecan[4], Beruzatatug pelitecan[5]

NSCLC – 2L+ Metastatic
- Gotistobart[3] **PRESERVE-003** (sq)
- FixVac + Gotistobart[3]/ADCs LuCa-MERIT-1
- ADC monos Elfetabart drozuntecan[4], Sacituzumab drozuntecan[4], Beruzatatug pelitecan[5]

SCLC – 1L Metastatic
- Pumitamig[2] + chemo **ROSETTA LUNG-01**
- Pumitamig[2] + ADC (Elfetabart drozuntecan[4])
- Pumitamig[2] + TCE

SCLC – 2L+ Metastatic
- ADC mono Elfetabart drozuntecan[4]

Next Generation IO | Targeted Therapy | mRNA Immunotherapy | —— Registrational Trials | - - - Phase 1/2 PoC Trials

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information for informational purposes only and not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved; Partnered with: 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio; 5. MediLink (BNT326/YL202); 6. Being conducted in China.

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Pumitamig1 plus ADC elfe-D2 elicits 70.4% ORR in SCLC3 –100 –80 –60 –40 –20 0 20 40 60 Pe rc en ta ge c ha ng e fr om b as el in e (% ) Pumitamig + Elfetabart Drozuntecan Demonstrates Early Antitumor Activity Across SCLC Treatment Lines 13 ORR Overall (n=71) 70.4% 1L (n=13) 92.3% 2L (n=21) 76.2% 3L+ (n=21) 52.4% ORR Prior IO (n=48) 60.4% ORR Prior DLL3-TCE (n=8) 87.5% Elfe-D 6 mg/kg + pumitamig 30 mg/kg Elfe-D 4.5 mg/kg + pumitamig 30 mg/kg Elfe-D 6 mg/kg + pumitamig 20 mg/kg Elfe-D 4.5 mg/kg + pumitamig 20 mg/kg Clinical development strategy to address today’s unmet need and tomorrow’s evolving SCLC standard of care Partnered with 1. Bristol Myers Squibb; 2. DualityBio, 3. Data presented at WCLC 2026. First global efficacy data for a PD-(L)1xVEGF bsAb + ADC in lung cancer Encouraging early efficacy in SCLC across treatment lines and dose levels High response rates in patients previously treated with emerging SoC Manageable safety profile and limited overlap between pumitamig- and elfe-D- associated toxicities Clinical Evidence

Pumitamig + ADC Combination Development Enters Pivotal Phase

Compelling Phase 1/2 proof-of-concept data[1] for pumitamig[2] + TROP2[3] ADC support BioNTech's clinical strategy in 1L TNBC

	Pumitamig + BNT325 (n=30)
Confirmed ORR, %	**76.7%**
DCR, %	**96.7%**
DoR, months	**NE (6.3, NE)**



Best percentage change from baseline (%)
25
0
−25
−50
−75
−100
Median follow-up: 7.7 months
Partial response
Stable disease

ROSETTA Breast-01: An ongoing Phase 3 trial updated to reflect the evolving 1L TNBC standard of care in collaboration with Gilead[4]



1L TNBC
1:1
ARM A
Pumitamig + sacituzumab govitecan
ARM B
Placebo + sacituzumab govitecan

BioNTech's first global Phase 3 combination trial evaluating pumitamig and an antibody-drug conjugate

1. Phase 1/2 Data presented at ESMO BREAST 2026. Partnered with: 2. Bristol Myers Squibb; 3. DualityBio; 4. Phase 3 collaboration with Gilead.

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mRNA Cancer Immunotherapy iNeST and FixVac Portfolio Development Focus

Autogene cevumeran[1]		BNT113	BNT116
Adjuvant	Adjuvant	1L	Multiple settings
CRC Phase 2	PDAC Phase 2	HPV16+ PD-L1 CPS ≥1 HNSCC Phase 2/3	NSCLC Phase 1 & 2
Monotherapy	+ Atezolizumab + mFOLFIRINOX	+ Pembrolizumab	Mono & combo with IO & ADCs
• Study terminated	• Recruitment completed • Data from Phase 1 trial published: Rojas et al., **Nature 2023**; Sethna et al., **Nature 2025,** 6-year data update presented at **AACR 2026**	• Recruitment ongoing • Trial updated to Phase 2/3	• Recruitment completed in Phase 2 in 1L NSCLC[2] • Data presented at **SITC 2023, AACR 2024, SITC 2024** and **AACR 2026** • Data in frail patients presented at **AACR 2025** • Data in patients after CRT presented at **WCLC 2025** • Data for neoadjuvant BNT116 + cemi + chemo presented at **WCLC 2026**
	Primary completion date expected in 2031	**Did not meet PFS at IA; Trial continues for OS**	
Individualized Immunotherapy – iNeST[1]		**Off-the-shelf Immunotherapy – FixVac**	

Partnered with: 1. Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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BIONTECH

Multiple Milestones Achieved so Far in 2026

	Program	Trial Readout Phase	Indication	Status	Context
Late-Stage Trial Readouts	**Trastuzumab pamirtecan[3]**	Single arm Phase 2	2L+ HER2-expressing endometrial cancer	Achieved	
		Phase 3[5] primary analysis	Chemo naïve HR+ HER2-low breast cancer	Achieved in Q3	Met PFS, modest improvement
	Gotistobart[2]	Phase 3[5] interim analysis	2L+ sqNSCLC	On track	
		Phase 2	2L+ mCRPC[6]	Updated	Data maturity
	BNT113	Phase 3[5] interim analysis	1L HPV16+ PD-L1 CPS ≥1 HNSCC	Achieved in Q3	Did not meet PFS, continues for OS
	Pumitamig[1]	Phase 3[5] in China interim analysis	1L TNBC[6]	Updated	Data maturity
Early-Stage Pumitamig & ADC Trial Readouts	**Pumitamig[1]**	Phase 2	1L NSCLC	Achieved	
		Phase 2	1L ES-SCLC	Achieved	
		Phase 2 in China	1L HCC[6]	Updated	Data maturity
		Phase 2 in China	1L MSS-CRC[7]	Updated	Sample size increase
	Pumitamig[1] + Trastuzumab pamirtecan[3]	Phase 1/2	Breast cancer	Achieved in Q3	
	Pumitamig[1] + Elfetabart drozuntecan[3]	Phase 2	Advanced solid tumors	Achieved in Q3	
		Phase 1/2	NSCLC/SCLC	Achieved in Q3	
	Pumitamig[1] + Sacituzumab drozuntecan[3]	Phase 2	TNBC	Achieved	
	Pumitamig[1] + Beruzatatug pelitecan[4]	Phase 1/2	NSCLC[6]	Updated	Data maturity
	Elfetabart drozuntecan[3]	Phase 1/2	2L+ mCRPC	Achieved	
Phase 3 Trial Initiations	**Pumitamig[1]**	Phase 3[5]	1L MSS-CRC	Achieved	
			1L HER2- PD-L1+ gastric cancer	Achieved	
			1L NSCLC – PD-L1 ≥ 50%	Achieved	
			Stage III unresectable NSCLC	Achieved	
	Elfetabart drozuntecan[3]	Phase 3	1L mCRPC	Achieved	
BLA Submission	**Trastuzumab pamirtecan[3]**	-	2L+ HER2-expressing endometrial cancer	Updated	Under discussion[8]

Some data readouts may be event-driven and subject to change based on actual event accrual rates or publication strategy. Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio; 4. MediLink; 5. Pivotal trial. 6. The timing of this readout is no longer expected in 2026 due to data maturity. 7. The timing of this readout is no longer expected in 2026 due to an increase in the enrollment target of the trial. 8. BioNTech and DualityBio are discussing plans for BLA submission and will update the markets accordingly.

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Financial Performance Ramón Zapata, Chief Financial Officer 4 17

Third Quarter 2026 Financial Results

Revenue from BMS partnership driving quarterly results

In € millions *except per share data*[1]	Q3 2026		Q3 2025	
	IFRS Results	**Adjusted Results**[2]	**IFRS Results**	**Adjusted Results**[2]
Revenues	1,289	1,289	1,519	1,519
Cost of sales	(103)	(92)	(148)	(148)
Research and development expenses	(748)	(579)	(565)	(479)
Sales, marketing, general and administrative expenses	(179)	(179)	(149)	(149)
Other operating result	(134)	(59)	(704)	(8)
Operating profit / (loss)	**125**	**381**	**(47)**	**734**
Net profit / (loss)	**185**	**441**	**(29)**	**753**
Diluted earnings / (loss) per share	0.73	1.76	(0.12)	3.11
Weighted average number of shares outstanding (millions)[4]	251	251	241	242

Balance Sheet as of September 30, 2026 – Cash and cash equivalents plus security investments[3] €16.2 bn

1. All numbers have been rounded and may not add up to the totals. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended September 30, 2026, filed on November 3, 2026, which is available at www.sec.gov. The weighted average number of shares outstanding is excluded from that reconciliation. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Cash and cash equivalents plus security investments as of as of September 30, 2026, reached €16,163.8 million, comprising €10,200.8 million in cash and cash equivalents, €4,390.2 million in current security investments disclosed as financial assets and €1,572.8 million in non-current security investments disclosed as financial assets. 4. Only basic EPS are calculated in loss making periods. Diluted EPS are including outstanding instruments from BioNTech's Share-Based Payment programs. The weighted average number of shares outstanding is determined as described in our Annual Report on Form 20-F as of and for the year ended December 31, 2025, as amended and is not adjusted by non-IFRS measures.

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Q3 Year-to-Date 2026 Financial Results at a Glance1 Continued Focus on R&D Priority Programs 19 Revenues € 1,513 MILLION vs. €1,963 million year-to-date 2025 Adjusted R&D Expenses² € 1,583 MILLION vs. €1,514 million year-to-date 2025 IFRS R&D Expenses: €1,856 million vs. €1,600 million year-to-date 2025 Adjusted SG&A Expenses² € 527 MILLION vs. €407 million year-to-date 2025 IFRS SG&A Expenses: €527 million vs. €407 million year-to-date 2025 1. All numbers have been rounded. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech’s results determined in accordance with International Financial Reporting Standards (“IFRS”), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix “Adjusted” or, as a whole, “Adjusted Results”). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech’s measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech’s Report on Form 6-K for the period ended September 30, 2026, filed on November 3, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech’s non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. Unless otherwise indicated, Adjusted Results are identical to IFRS Results.

Updated Full Year 2026 Financial Guidance1 1. Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended September 30, 2026, filed on November 3, 2026, which is available at www.sec.gov. FY 2026 non-IFRS Guidance In € millions Current Nov. 3, 2026 Prior Aug. 4, 2026 Revenues 1,700 – 1,900 1,600 – 1,900 Adjusted R&D Expense Unchanged 2,000 – 2,300 Adjusted SG&A Expense Unchanged 700 - 800

Thank you

Appendix

Reconciliation of IFRS to Adjusted Results – Q3 2026 & 2025 Financial Results

In € millions except per share data[1]	Q3 2026 IFRS Results	Q3 2026 Non-IFRS Adjustments	Q3 2026 Adjusted Results[2]	Q3 2025 IFRS Results	Q3 2025 Non-IFRS Adjustments	Q3 2025 Adjusted Results[2]
Revenues	1,289	–	1,289	1,519	–	1,519
Cost of sales	(103)	11	(92)	(148)	–	(148)
Research and development expenses	(748)	170	(579)	(565)	85	(479)
Sales, marketing, general and administrative expenses	(179)	–	(179)	(149)	–	(149)
Other operating result	(134)	75	(59)	(704)	696	(8)
Operating profit / (loss)	**125**	**256**	**381**	**(47)**	**781**	**734**
Net profit / (loss)[3]	**185**	**256**	**441**	**(29)**	**781**	**753**
Diluted earnings / (loss) per share	0.73		1.76	(0.12)		3.11

1. All Numbers have been rounded and may not add up to the totals. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended September 30, 2026, filed on November 3, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

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Reconciliation of IFRS to Adjusted Results – YTD 2026 & 2025 Financial Results

	Year-to-date 2026			Year-to-date 2025		
In € millions except per share data[1]	**IFRS Results**	**Non-IFRS Adjustments**	**Adjusted Results[2]**	**IFRS Results**	**Non-IFRS Adjustments**	**Adjusted Results[2]**
Revenues	1,513	–	1,513	1,963	–	1,963
Cost of sales	(272)	11	(261)	(308)	–	(308)
Research and development expenses	(1,856)	273	(1,583)	(1,600)	85	(1,514)
Sales, marketing, general and administrative expenses	(527)	–	(527)	(407)	–	(407)
Other operating result	(359)	268	(91)	(730)	719	(11)
Operating loss	**(1,501)**	**552**	**(948)**	**(1,082)**	**804**	**(278)**
Net loss[3]	**(1,168)**		**(616)**	**(831)**		**(27)**
Diluted loss per share	(4.63)		(2.44)	(3.45)		(0.11)

1. All Numbers have been rounded and may not add up to the totals. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended September 30, 2026, filed on November 3, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

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BioNTech's Oncology Pipeline

Phase 1	Phase 1/2			Phase 2		Phase 2/3	Phase 3	
BNT116 Adv. NSCLC	**BNT317** Multiple solid tumors	**Pumitamig**[1] Adv. RCC	**Pumitamig**[1] **+ Beruzatatug pelitecan**[5] Multiple solid tumors	**Autogene cevumeran**[2] Adj. PDAC	**Pumitamig**[1] 2L ES-SCLC[8]	**Tenumomeran/ Raplemomeran** 1L HPV16+ HNSCC	**Elfetabart Drozuntecan**[3] Met. CRPC	**Pumitamig**[1] 1L adv./met.TNBC[8]
BNT211 Multiple solid tumors	**BNT3214** Multiple solid tumors	**Pumitamig**[1] Multiple solid tumors[8]	**Pumitamig**[1] **+ Beruzatatug pelitecan**[5] Adv. NSCLC	**BNT116**[7] 1L adv. NSCLC	**Pumitamig**[1] 2L+ EGFRm NSCLC[8]	**Pumitamig**[1] 1L met. CRC	**Gotistobart**[4] 2L+ sqNSCLC	**Trastuzumab pamirtecan**[3] Met. BC
BNT314/GEN1059[6] Multiple solid tumors	**Elfetabart Drozuntecan**[3] Multiple solid tumors	**Pumitamig**[1] 1L adv./met. TNBC[8]	**Pumitamig**[1] **+ Trastuzumab pamirtecan**[3] Adv./met. BC[9]	**Beruzatatug pelitecan**[5] Multiple solid tumors[8]	**Pumitamig**[1] 2L Glioblastoma[8]	**Pumitamig**[1] 1L met. Gastric	**Pumitamig**[1] 1L ES-SCLC	**Trastuzumab pamirtecan**[3] 2L EC
Beruzatatug pelitecan[5] Multiple solid tumors	**Sacituzumab drozuntecan**[3] Multiple solid tumors	**Pumitamig**[1] **+ BNT314/GEN1059**[6] Met. CRC[9]	**Trastuzumab pamirtecan**[3] Multiple solid tumors	**Beruzatatug pelitecan**[5] Adv./met. BC[8]	**Pumitamig**[1] 2L NEN[8]	**Pumitamig**[1] 1L NSCLC	**Pumitamig**[1] 1L adv. NSCLC	
	BNT329 Multiple solid tumors	**Pumitamig**[1] **+ BNT3212** Multiple solid tumors		**Gotistobart**[4] PROC	**Pumitamig**[1] 2L adv./met. NSCLC		**Pumitamig**[1] Unresectable Stage III NSCLC	
	Gotistobart[4] Met. CRPC	**Pumitamig**[1] **+ BNT3213** 1L HCC[8,9]		**Pumitamig**[1] 1L met. CRC[8]	**Pumitamig**[1] 1L met. PDAC		**Pumitamig**[1] 2L SCLC[8]	
	Gotistobart[4] Multiple solid tumors	**Pumitamig**[1] **+ Elfetabart Drozuntecan**[3] Adv./met. NSCLC and SCLC[9]		**Pumitamig**[1] 1L ES-SCLC[8]	**Pumitamig**[1] 1L/2L adv./met. TNBC		**Pumitamig**[1] 1L adv./met. TNBC[10]	
	Pumitamig[1] 1L adv. HCC	**Pumitamig**[1] **+ Sacituzumab drozuntecan**[3] Multiple solid tumors[9]		**Pumitamig**[1] 1L/2L+ ES-SCLC	**Pumitamig**[1] **or Sacituzumab drozuntecan + Elfetabart Drozuntecan**[3] Multiple solid tumors[9]			

Next Generation Immunomodulator · Targeted Therapy · mRNA Immunotherapy · Novel-novel Combination

Partnered with: 1. Bristol Myers Squibb; 2. Genentech, a member of the Roche Group; 3. DualityBio; 4. OncoC4; 5. MediLink; 6. Genmab; 7. In collaboration with Regeneron; 8. Trial ongoing in China only; 9. Trial is currently being conducted by or on behalf of BioNTech. Bristol Myers Squibb holds co-exclusive rights to pumitamig; 10. Phase 3 collaboration with Gilead.

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26 Partnered with: 1. University of Pennsylvania; 2. Pfizer; 3. Fosun Pharma; 4. Funded by the Gates Foundation; 5. Funded by the Coalition for Epidemic Preparedness Innovations (CEPI). mRNAAntibody BioNTech’s Infectious Diseases Pipeline Phase 1 Phase 1/2 Phase 2 Commercial BNT1631 HSV BNT1644 Tuberculosis BNT1665 Mpox BNT1622,3 COVID-19 BNT351 HIV BNT1684 HIV

Abbreviation Directory

n L	*nth* line
AACR	American Association for Cancer Research
ADC	Antibody-drug conjugate
adj.	Adjuvant
adv.	Advanced
B7-H3	Also known as CD276, cluster of differentiation 276
BC	Breast cancer
BLA	Biologics License Applications
BMS	Bristol Myers Squibb
CEPI	Coalition for Epidemic Preparedness Innovations
CPS	Combined positive score
CRC	Colorectal cancer
(m)CRPC	(met.) Castration resistant prostate cancer
CRT	Chemoradiation therapy
CTLA-4	Cytotoxic T-Lymphocyte-Associated Protein 4
DCR	Disease control rate
DLL3	Delta-like ligand 3
DoR	Duration of response
EC	Endometrial cancer
EGFR(m)	(mutated) Epidermal growth factor receptor
ESMO	European Society for Medical Oncology
FixVac	Fixed Antigen Vaccine

FY	Fiscal year
G7 markets	Canada, France, Germany, Italy, Japan, GB, USA
GB	Great Britain
HCC	Hepatocellular carcinoma
HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)
HIV	Human immunodeficiency virus
HNSCC	Head and neck squamous cell carcinoma
HPV 16	Human papilloma virus 16
HR	Hormone receptor
HSV	Herpes simplex virus
IA	Interim Analysis
IFRS	International financial reporting standards
IIT	Investigator initiated trial
iNeST	Individualized NeoAntigen-Specific Therapy
IO	Immuno-oncology
M&A	Merger and acquisition
met.	Metastatic
Mpox	Monkey pox
mRNA	Messenger ribonucleic acid
MSS	Microsatellite stability
NEN	Neuroendocrine neoplasm
(sq) NSCLC	(squamous) Non-small cell lung cancer
(c)ORR	(confirmed) Objective response rate
(u)ORR	(unconfirmed) Objective response rate

OS	Overall survival
PDAC	Pancreatic ductal adenocarcinoma
PD-(L)1	Programmed cell death protein (ligand) 1
(m) PFS	(Median) Progression-free survival
PoC	Proof of concept
PROC	Platinum-resistant ovarian cancer
R&D	Research and development
RCC	Renal cell carcinoma
(ES)SCLC	(Extensive stage) Small cell lung cancer
SEC	Securities and Exchange Commission
SG&A	Selling, general and administrative expenses
SITC	Society of Immunotherapy of Cancer
SoC	Standard of Care
(n)Sq	(non-)Squamous
TCE	T cell engager
TM	Trademark
TME	Tumor microenvironment
TNBC	Triple-negative breast cancer
Treg	Regulatory T
TROP2	Trophoblast cell surface antigen 2
VEGF-A	Vascular endothelial growth factor A
WCLC	World Conference of Lung Cancer

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